EXHIBIT 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Cameco Corporation
We consent to the inclusion in this annual report on Form 40-F of:
•	our auditors’ report dated February 28, 2008 on the consolidated balance sheets of Cameco Corporation as at December 31, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity, comprehensive income and cash flows for the years then ended,

•	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated February 27, 2008,

•	our auditors’ report on reconciliation to United States GAAP dated February 27, 2008, and

•	our Report of Independent Registered Public Accounting Firm dated February 27, 2008 on the Company’s internal control over financial reporting as of December 31, 2007, each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.
We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.
/s/ KPMG LLP
Chartered Accountants
Saskatoon, Canada
March 31, 2008